Elvis A. Willie, CPA

149 Weeks Drive – Dix Hills, NY 11746 – Email: ewillie541@gmail.com – Mobile (516) 524-2340

SUMMARY

Accomplished, motivated Accounting and Finance professional with solid and progressive experience in leading finance, accounting and compliance operations; Extensive knowledge of alternative investments (private equity, hedge funds, fund of funds) with significant exposure to broker dealers; Product knowledge includes equities, foreign currency, fixed income, futures & options and private companies; Subject matter expert in all aspects of private equity administration. *Additional core competencies include:*

✓ Waterfall Models	✓ Portfolio/Management Company Valuation	✓ Start-up Structuring
✓ Financial Reporting & Consolidation	✓ Reporting & Regulatory Compliance	✓ Investor Relationship
✓ Investors Quarterly/Annual Write-up	✓ Budget/Forecast & Cash Flow Management	✓ Team Leadership
✓ FATCA Compliance Policies	✓ Technology & Process Improvement	✓ Systems Implementation

PROFESSIONAL EXPERIENCE

8/2013 – Present

EAW Management Group, LLC

Founder and managing member of EAW Management Group LLC, an interim/part-time CFO services firm primarily specializing in startups, early stage and growing companies. Provide leadership and structure with respect to financial, planning and discipline, in addition to basic accounting, bookkeeping, human resources and tax services. Clients spread the gamut from a small startup PE fund to a small construction company with annual sales exceeding $3 million.

1/2014 – 7/2014

Leerink Capital Partners
Interim Controller

- Evaluate, define and analyze quarterly and year-end financial statement process for 8 funds with AUM over $2 billion. Collaboratively worked with members of the firm, administrator and auditors to streamline the process by implementing strong excel schedules and templates
- Build the accounting, compliance and reporting infrastructure for 5 newly created funds
- Play key role in fund raising efforts by completing informational due diligence and queries
- Interpret agreements to ensure compliance, appropriate disclosures and build distribution waterfalls
- Orchestrate the search and selection for fund administrators, auditors and custodians
- Chart board makeup to prevent consolidation issues for anchor and sponsor investors
- Establish control policies and procedures for both PE and hedge fund start-ups
- Formulate and steer the development of compliance manuals in anticipation of SEC registration
- Instituted new CRM and web-based LP reporting to support deal and finance staff

11/2008 – 6/2013

Arlon Capital Partners (a subsidiary of Continental Grain Company, New York, NY)
Director of Investment Group & Corporate Accounting

- Managed team of 6 professionals in all aspects of accounting, compliance and reporting of 5 PE funds, 1 fund of fund and 2 hedge funds including 2 master-feeder structures, totaling approximately $1 billion
- Established criteria for fund and corporate reporting including monthly budgets, quarterly financial statements, individual capital account statements, K-1 and individual/fund level performance calculations
- Spearheaded efforts that significantly enhanced the quarterly portfolio valuation process
- Streamlined management reports for the board of directors to aid in decision-making processes
- Worked directly with managers and attorneys to ensure deals are structured as intended
- Influenced the structuring of new employee investment vehicles and various carried interest plans

Arlon Capital Partners (continued)
- Served as liaison with external auditors, tax preparers/consultants, investment bankers and third party administrators on complex accounting and tax issues
- Orchestrated and participated in the firm's FCPA and FATCA compliance initiatives
- Developed and managed carried interest models, including allocation and distribution to members
- Authored internal firm policies regarding accounting, expenses and other firm matters
- Introduced and implemented T&E software that eliminated potential error and reduced task duplication
- Instituted and managed an employee loan program

12/2006 – 11/2008
MD Sass, New York, NY
Private Equity Controller
- Managed the accounting and reporting of 9 PE funds including 1 Australian Unit Trust, with committed capital totaling $1.7 billion as well as the management companies and general partnerships
- Implemented and managed the valuation process of the management companies for annual audits
- Managed banking relationships and credit facilities
- Played key role introducing and selecting Geneva, as well as managed the implementation and reconciliation of data. Such implementation led to a more timely reporting of client statements

4/2004 – 12/2006
Geller & Company (Fund Administrator), New York, NY
Manager
- Managed all phases of financial statement and individual capital account statement including capital calls, distributions and other ad-hoc management reports such as IRR
- Managed concurrent clients and directed staff with regards to regulatory, K-1s and reporting deadlines
- Managed the implementation of new clients' on-boarding data into the TNR system
- Interpreted limited partnership agreements and developed waterfall models for various PE Fund clients

12/2000 – 4/2004
Ernst & Young, New York, NY
Senior III Auditor
- Spearheaded efforts to assess internal control systems according to corporate policies and procedures
- Created and revised audit programs used to identify control weaknesses
- Supervised and trained audit staff during compliance, operational and financial audits.

EDUCATION & CERTIFICATION

BBA Accounting
Hofstra University, Hempstead, NY

- **Certified Public Accountant, State of NY**
- New York State Society of Certified Public Accountants
- Certification in tax preparation

COMPUTER SKILLS

TNR, Investran, Geneva, Advent Partner, Backstop, Bloomberg, Solomon, QuickBooks Pro, ProSeries Tax, Concur, Margill Loan, Microsoft SharePoint & Office